Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

January 28, 2019

Dear Fellow Shareholders,

As one of the largest shareholders of Lee Enterprises, Inc. (“LEE”), Cannell Capital LLC (“CC”) allocates resources to help you.

CC owns LEE because we think that great value lies within, value which can be unlocked through the introduction of new stewards of shareholders.

The incumbent board is stale, lethargic and devoid of skin in the game. The stock has declined 95% since 2003 while members of the Board of Directors have transferred wealth to themselves. Executive chairman Mary Junck alone transferred since 2002 $43.8 million from shareholders’ pockets to her own.

Today’s installment marks the third and final chapter of a presentation regarding the Board’s intransigence. (To protect its entrenchment, the Board of Directors are charging injured shareholders about $500,000 to sundry professionals to help obfuscate facts. In contrast, CC has disbursed about $250.)

Let these and other facts speak for themselves. All shareholders are encouraged to examine the facts and join this shareholder in voting “No” against all incumbent directors.

	Proposal(s)	Recommendation of the Board of Directors	Cannell Recommendation
1	Proposal 1 - Election of Directors
1A	Mary E. Junck	For	AGAINST
1B	Herbert W. Moloney III	For	AGAINST
1C	Kevin D. Mowbray	For	AGAINST
2	Ratification of Appointment of Independent Registered Public Accounting Firm	For	FOR

It is the opinion of CC that there is no downside to an addition of one or two new board members – an innocuous minority – and only upside. The candidates we have proposed are successful, experienced and motivated. Perhaps most importantly, they will buy LEE shares like you do, in the open market. This in stark contrast to the incumbent board and management who have been loath to so do over the last decade.

Sincerely,

/s/J. Carlo Cannell

J. Carlo Cannell